SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM U-33-S

ANNUAL REPORT CONCERNING

FOREIGN UTILITY COMPANIES

Filed under Section 33(e) of the

Public Utility Holding Company Act of 1935, as amended

For the fiscal year ended December 31, 2003

Filed pursuant to the Public Utility Holding Company Act of 1935 by

DUKE ENERGY CORPORATION

526 South Church Street

Charlotte, NC 28201

Duke Energy Corporation (“Duke Energy”), a North Carolina corporation and a public-utility company under the Public Utility Holding Company Act of 1935, as amended (the “Act”), hereby files this Annual Report pursuant to Section 33(e) of the Act.

Item 1

Identify each foreign utility company, state its location and business address, and describe the facilities it utilizes for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identify each system company that holds an interest in the company and describe the interest held.

1.	Ecuador Facility

Location of Facility:	Guayaquil, Ecuador

Business Address:	Electroquil S.A. (“Electroquil”) K.M. 19 via a la Costa Guayaquil, Republica del Ecuador

Description of Facilities

The Electroquil facilities consist of four diesel-fired turbines for a combined capacity of 180 MW located near Guayaquil, Ecuador. Energy and capacity are sold on a competitive spot market basis in accordance with dispatch instructions from a central dispatch center and under term agreements.

Certain Associated Companies and Description of Ownership Interests

Duke Energy International del Ecuador Cia. Ltda. (“DEI-Ecuador”)

Duke Energy Electroquil Partners (“DEEP”)

Duke Energy International Electroquil Holdings, LLC (Electroquil Holdings)

Duke Energy International España Holdings, S.L.U (“DEI España”)

Duke Energy International Uruguay Investments, S.R.L. (“DEI Uruguay”)

Duke Energy International Uruguay Holdings, LLC (“Uruguay Holdings”)

Duke Energy International Latin America Ltd. (“DEILA”)

DEI-Ecuador, a company organized under the laws of Ecuador, owns 72.31% of the outstanding voting securities of Electroquil. DEI-Ecuador is a direct, wholly-owned subsidiary of DEEP, a Delaware general partnership. A 1% interest in DEEP is owned by Electroquil Holdings, a Delaware general partnership, with the remaining 99% interest being owned by DEI España (a Spanish company). Electroquil Holdings is a direct, wholly-owned subsidiary of DEI España. DEI España is a direct, wholly-owned subsidiary of DEI Uruguay. A 1% interest in DEI Uruguay is owned by Uruguay Holdings, a Delaware general partnership, with the remaining 99% interest being owned by DEILA. Uruguay Holdings is a direct wholly-owned subsidiary of DEILA, which is owned as follows: (i) 90.80% by Duke Energy Group, LLC, a Delaware limited liability company (“DEG”), and (ii) 9.20% by Texas Eastern (Bermuda) Ltd., a Bermuda company (“TEB”), which is a direct, wholly-owned subsidiary of DEG. DEG is a wholly-owned, direct subsidiary of Duke Energy International, LLC, a Delaware limited liability company (“DEI”). DEI is a direct, wholly-owned subsidiary of Duke Energy Americas, Inc., a Nevada corporation (“DEA”), a direct, wholly-owned subsidiary of Duke Energy Services, Inc., a Delaware corporation (“DESI”). DESI is a direct, wholly-owned subsidiary of PanEnergy Corp, a Delaware corporation (“PanEnergy”), which is a direct, wholly-owned subsidiary of Duke Capital LLC, a Delaware limited liability company (“Duke Capital”), which, in turn, is a direct, wholly-owned subsidiary of Duke Energy.

2.	Peru Facilities

Location of Facilities:	Northern and Central Peru

Business Address:	Duke Energy International EGENOR S. en C. por A. (“Egenor”) Avenida Pardo y Aliaga No. 699, Piso 4 San Isidro Lima 27 Peru

AguaytiaEnergy del Peru SRL Ltda. (“Aguaytia”) Camino Real No. 111, Piso 9 San Isidro Lima 27 Perú

Egenor Facilities

Description of Facilities

The facilities owned by Egenor are described below:

Hydro Facilities

Egenor currently owns and operates 541.9MW (358.5MW hydro/183.4MW thermal) of effective capacity serving the National Interconnected System (SINAC) in Peru. The 358.5MW run-of-river hydro capacity includes the 263.5MW Cañón del Pato plant and the 95MW Carhuaquero plant. Both plants are run-of-river hydro plants that sell energy to the grid on a competitive spot market and to customers under term agreements.

Thermal Facilities

The 183.4MW of thermal capacity consists of 5 simple-cycle, diesel-fired turbines and 23 diesel engine units located at 6 separate plant sites along the coastline in northern Peru. Energy is sold to the grid on a competitive spot market based on dispatch instructions received from a central dispatch center.

Transmission Facilities

Egenor owns approximately 266 kilometers of 138kV and 87 kilometers of 220kV of transmission facilities, interconnecting hydro power generation assets among themselves or to the grid.

Certain Associated Companies and Description of Ownership Interests

Duke Energy International Peru Investments No. 1, Ltd. (“Peru Investments”)

Duke Energy International Peru Inversiones No. 1 S.R.L. (“Peru Inversiones”)

Duke Energy International Peru Holdings S.R.L. (“Peru Holdings”)

Duke Energy International Latin America, Ltd. (“DEILA”)

Peru Holdings, a Peruvian limited liability company, owns 99.72% of the voting equity securities of Egenor.

The voting securities of Perú Holdings are owned as follows: (i) 1 participation by DEILA; and (ii) the remaining approximately 99.99% by Peru Investments, a Bermuda company.

Peru Investments is a direct, wholly-owned subsidiary of DEILA.

The voting securities of Peru Inversiones, a Peruvian limited liability company, are owned as follows: (i) 1 participacion by DEILA; and (ii) approximately 99.99% by Peru Investments.

Peru Investments, Peru Inversiones, Peru Holdings and DEILA do not own any electric facilities except through their direct and indirect ownership of the securities of Egenor.

Aguaytia Facility

Description of Facility

The Aguaytia facility consists of two simple-cycle, natural gas-fired turbines with an installed capacity of 160MW located in central Peru. The facility also owns a 250-mile, 220kV transmission line and associated substations. Energy and capacity are sold on a competitive spot market basis in accordance with dispatch instructions from a central dispatch center and under term agreements.

Certain Associated Companies and Description of Ownership Interests

Peru Energy Holdings, LLC (“Peru Energy Holdings”)

Aguaytia Energy, LLC (“Aguaytia Energy”)

IGC Aguaytia Partners LLC (“IGC”)

PIDC Aguaytia, LLC (“PIDC”)

TEC Aguaytia, Ltd. (“TEC”)

Aguaytia Energy, a Delaware limited liability company, owns 97.2238% of the ownership interests of Aguaytia. Peru Energy Holdings, a Delaware limited liability company, owns 2.78% of Aguaytia.

PIDC, a Delaware limited liability company, owns 22.0454% of the ownership interests in Aguaytia Energy. IGC, a Caymans limited liability company, owns 15.7814% of the ownership interests in Aguaytia Energy. Each of PIDC and IGC are direct, wholly-owned subsidiaries of TEC, a Bermuda company, which, in turn, is a direct, wholly-owned subsidiary of DEILA. DEILA’s ownership structure is as described above.

3.	El Salvador Facilities

Location of Facility:	El Salvador

Business Address:	Duke Energy International El Salvador S en C de C.V. (“DEI-El Salvador”) Calle y Colonia La Mascota, No. 261 San Salvador El Salvador

Description of Facilities

The facilities owned by the foreign utility company listed in this section are described below:

Acajutla/Soyapango

DEI-El Salvador owns the Acajutla facility, comprised of a single plant with ten generating units. The plant is located in the southwestern region of El Salvador, approximately 81 kilometers from San Salvador. The plant has an installed capacity of 275 MW. Two units are bunker fired steam turbines (total of 62 MW). One unit is a diesel fired combustion turbine (65 MW) and the remaining 9 units are bunker fired diesel engine units (total of 148 MW). Power from Acajutla is sold through a combination of contract and spot market sales, depending upon prevailing market conditions.

DEI-El Salvador also owns the Soyapango generating plant. Soyapango is located within the city limits of San Salvador and has an installed capacity of 15 MW divided between three units, all of which are diesel-fired gas turbines. The power generated at Soyapango is sold through a combination of contract and spot market sales, depending on market conditions.

Certain Associated Companies and Description of Ownership Interests

Duke Energy International El Salvador Investments No. 1 Ltd.

(“DEI El Salvador-Bermuda”)

Duke Energy International El Salvador Investments No. 1 y Cia. S. en C. de C.V.

(“DEI El Salvador Investments”)

DEI El Salvador Investments owns 90.34% of the voting equity securities of DEI-El Salvador. 99% of the outstanding voting securities of DEI El Salvador Investments are owned by DEI El Salvador-Bermuda, which is a direct, wholly-owned subsidiary of TEB. The ownership of TEB is as described above.

DEI El Salvador-Bermuda and DEI El Salvador Investments do not own any electric facilities except through their direct and indirect ownership of the securities of DEI-El Salvador.

4.	Western Australia Power Facilities

Note: On April 23, 2004, Duke Energy sold its operations in Australia and New Zealand, including the operations described in sections 7 through 10 of Item 1 of this report. All facility and ownership information in this report is provided as of December 31, 2003.

Location of Facility:	Western Australia

Business Address:	Duke Energy WA Holdings Pty Ltd (“Duke WA Holdings”) Duke Energy WA Power Pty Ltd (“Duke WA Power”) Pilbara Energy Joint Venture (“Pilbara JV”) Level 30, Angel Place 123 Pitt Street Sydney NSW 2000

Description of Facilities

Duke WA Holdings and Duke WA Power, acting through Pilbara JV own the following power facilities located in Western Australia:

Mt. Newman Power Station

Mr. Newman power station, which has a nominal installed capacity of 105MW consisting of three 35MW Frame 6 gas turbines with an adjacent switchyard. The power station was completed in 1995 and commenced operation in 1996.

Port Hedland Power Station

Port Hedland power station, consisting of a stand-alone three unit power generation facility and two turbines located at the Port Hedland HBI plant. The stand-alone facility has a nominal installed capacity of 105MW comprising three 35MW Frame 6 gas turbines with an adjacent switchyard and transmission lines connecting the facility to two substations owned by Western Power Corporation. The gas turbines entered into commercial service in 1995 and supply electricity to port operations at Nelson Point and Finucane Island, the HBI plant and the Mt. Goldsworthy Mining Associates Joint Venture mine operations.

The HBI power facilities are located within the HBI plant at Port Hedland and include two 35MW nominal capacity turbines which provide electricity and heat for the HBI process. These facilities were placed in service in 1999.

Duke WA Holdings and Duke WA Power, acting through Pilbara JV, have jointly entered into separate Power Purchase Agreements with BHP Iron Ore Pty Ltd and BHP Direct Reduced Iron Pty Ltd for the supply of power from the Newman and Port Hedland power stations, and they have also entered into Gas Supply Agreement with Pilbara Gas Pty Ltd for both the Mt. Newman and Port Hedland power stations.

Description of Ownership Interests

Duke Energy Australia, Ltd. (“Duke Australia”)

Duke WA Power, an Australian company, owns 99% of the Pilbara JV, an Australian entity, and the assets and facilities described above. Duke WA Holdings, an Australian company, owns the remaining 1% of the Pilbara JV and the assets and facilities described above.

Duke WA Power is a direct, wholly-owned subsidiary of Duke WA Holdings. Duke WA Holdings is a direct, wholly-owned subsidiary of Duke Energy Australia, Ltd. (“Duke Australia”), a Bermuda company. Duke Australia is a direct, wholly-owned subsidiary of DEG. Ownership of DEG is as previously described. Except as mentioned in sections 7 through 10 of this Item, Duke Australia does not own any electric facilities except through its direct and indirect ownership of Duke WA Power, Duke WA Holdings and Pilbara JV.

5.	Western Australia Gas Pipeline

Location of Facility:	Western Australia

Business Address:	Goldfields Gas Transmission Pipeline Joint Venture Level 30, Angel Place 123 Pitt Street Sydney NSW 2000

Description of Facility

Duke WA Power holds an 11.834% interest in the Goldfields Gas Transmission Joint Venture (“Goldfields Gas Pipeline”). This joint venture was formed to build and own the 1,400 km Goldfields Gas Pipeline which extends from the Northwest Shelf of Western Australia to Kalgoorlie in Western Australia. The pipeline was constructed in 1996. The purpose of the pipeline is for distribution of natural gas on the retail market in Western Australia.

Description of Ownership Interests

Duke WA Power holds an 11.843% interest in the Goldfields Gas Transmission Pipeline Joint Venture. Duke WA Power, an Australian company, is a direct, wholly-owned subsidiary of Duke WA Holdings, an

Australian company. Duke WA Holdings is a direct, wholly-owned subsidiary of Duke Australia. The ownership of Duke Australia is as previously described.

Except as mentioned in sections 7 through 10 of this Item, Duke Australia, Duke WA Holdings and Duke WA Power do not own any electric or retail natural gas facilities except through their direct and indirect ownership of an interest in Goldfields Gas Transmission Pipeline Joint Venture.

6.	Eastern Australia Power Facility

Location of Facility:	Bairnsdale, Victoria, Australia

Business Address:	Duke Energy Bairnsdale Power Pty Ltd (“Bairnsdale”) Level 30, Angel Place 123 Pitt Street Sydney NSW 2000

Description of Facility

Bairnsdale Power Station is a natural gas-fired, simple cycle plant which has a capacity of 94 MW and provides peaking capacity to the Victorian power system.

Description of Ownership Interests

Bairnsdale is a direct, wholly-owned subsidiary of Duke Energy Bairnsdale Holdings Pty. (“Bairnsdale Holdings”). Bairnsdale Holdings is a direct, wholly-owned subsidiary of Duke Australia, a Bermuda company. Ownership of Duke Australia is as previously described.

Except as mentioned in sections 7 through 10 of this Item, Duke Australia does not own any electric facilities except through its direct and indirect ownership of Duke Energy Bairnsdale Power and Duke Energy Bairnsdale Holdings.

7.	New Zealand Facilities

Location of Facility:	Glenbrook, New Zealand

Business Address:	Duke Energy New Zealand Limited (“Duke New Zealand”) 5400 Westheimer Court Houston, TX 77056

Description of Facilities

Duke New Zealand operates the following facilities located at Glenbrook (outside of Auckland), New Zealand:

(i)	Kilns co-generation plant which consists of four fired waste heat boilers and a 74MW condensing steam turbine generator, which was commissioned in 1997;

(ii)	Multi-Hearth Furnace (MHF) co-generation plant consisting of four waste heat boilers and two 18 MW condensing turbine generators commissioned in 1987; this facility supplies electricity and process steam; and,

(iii)	Slab Reheat Furnace Waste Heat Boiler. Steam produced by this boiler is transferred to a nearby process steam main.

Duke New Zealand has entered into separate Power Purchase Agreements with BHP New Zealand Steel Ltd. for the supply of steam and electricity from each of these facilities.

Description of Ownership Interests

Duke New Zealand is a wholly owned subsidiary of TEB, which is owned as previously described.

8.	Brazil Facilities

Location of Facility:	Brazil

Business Address:	Duke Energy International Geração Paranapanema S.A. (“Paranapanema”) Av. Das Nações Unidas, 12.901, Torre Norte Brooklin, São Paulo, São Paulo Brazil

Description of Facilities

Paranapanema owns and operates eight hydroelectric generating facilities on the Paranapanema River in the São Paulo State of Brazil. The facilities have a combined installed capacity of 2,307 MW.

Over 90% of the generation provided by the facilities was under contract to eight electric distribution companies through the year 2002. After 2002, the contracts started phasing out, and the generation will become available for the spot market or bilateral contracts over a four-year period. The tariffs under the original contracts are established by an independent regulatory agency (ANEEL) and are indexed for inflation.

Certain Associated Companies and Description of Ownership Interests

Duke Energy International Brasil Ltda. (“Duke Brasil”)

Duke Energy International Brazil Holdings, LLC (“DBH”)

Duke Brasil, a Brazilian entity, owns 93.05 % of the voting stock of Paranapanema, a sociedade anonima, organized under the laws of Brazil, along with 96.45% of Paranapanema’s preferred stock. The issued and outstanding quotas of Duke Brasil are owned as follows: (i) 1 quota by DBH; and (ii) the remaining approximately 99.99% of the quotas by DEILA. DEILA is owned as previously described.

Duke Brasil, DBH and DEILA do not own any electric facilities except through their direct or indirect ownership of the stock of Paranapanema.

Item 2

Identify any debt or other financial obligation of the foreign utility company for which there is recourse directly or indirectly to the reporting public-utility company or, if the reporting company is an exempt holding company, to any system company. Identify separately any direct or indirect guarantee of a security of a foreign utility company by any system company.

There is no recourse to the reporting public-utility company for any debt or other financial obligation of any foreign utility company described herein. Duke Energy is an exempt holding company under Section 3(a) of the Act (for further information, see Duke Energy Corporation, HCAR35-27496).

Item 3

Identify any service, sales or construction contract(s) between a foreign utility company and the reporting public-utility company or, if the reporting company is an exempt holding company, any system company. Describe the services to be rendered or goods sold, and the fees or revenues under such contract(s).

None.

SIGNATURE

The undersigned company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of the undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.

DUKE ENERGY CORPORATION

By:

Brent C. Bailey Vice President, General Counsel and Assistant Secretary

Date: May 3, 2004

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Robert T. Lucas III

Assistant Secretary and Associate General Counsel

Duke Energy Corporation PB05E

422 South Church Street

Charlotte, North Carolina 28202-1904

EXHIBIT A

An organizational chart showing the relationship of each foreign utility company to the reporting public-utility company or, in the event that the reporting company is an exempt holding company, to system public-utility companies.

Exhibit A-1	Ecuador Facility

Exhibit A-2A	Peru Facilities – Egenor

Exhibit A-2B	Peru Facilities – Aguaytia

Exhibit A-3	El Salvador Facilities

Exhibit A-4	Western Australia Power Facilities

Exhibit A-5	Western Australia Gas Pipeline

Exhibit A-6	Eastern Australia Power Facility

Exhibit A-7	New Zealand Facilities

Exhibit A-8	Brazil Facilities

Please see descriptions of each of the foreign utility companies in this report for full names of certain entities appearing on the organizational charts in this Exhibit A. The descriptions and organizational charts herein depict the relationship between each foreign utility company and Duke Energy Corporation.